AS FILED WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION
ON ~~APRIL 9~~AUGUST 19, 2024

File No. ~~812-15553~~812-[ ]

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

~~First Amended and Restated~~ Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~EAGLE POINT ENHANCED INCOME TRUST~~
~~EAGLE POINT INSTITUTIONAL INCOME FUND~~
~~EAGLE POINT CREDIT MANAGEMENT LLC~~
~~EAGLE POINT ENHANCED INCOME MANAGEMENT LLC~~
SOUND POINT ALTERNATIVE INCOME FUND
FELICITAS PRIVATE MARKETS FUND
SKYPOINT CAPITAL ADVISORS, LLC
~~600 Steamboat~~1380 W. Paces Ferry Road, Suite ~~202~~2180
~~Greenwich, CT 06830~~Atlanta, GA 30327
(~~203~~404) ~~340-8500~~759-3845

Please direct all communications regarding this application to:

~~Nauman S. Malik, Esq.~~
~~c/o Eagle Point Credit Management LLC~~
~~600 Steamboat Road, Suite 202~~
~~Greenwich, CT 06830~~
~~nmalik@eaglepointcredit.com~~

Brian Smith
c/o Skypoint Capital Advisors, LLC
1380 W. Paces Ferry Road, Suite 2180
Atlanta, GA 30327
bsmith@skypointfunds.com

Copies to:
Harry S. Pangas, Esq.
~~*Copies to:*~~
~~Thomas J. Friedmann, Esq.~~
Philip T. Hinkle~~, Esq.~~
~~Alexander Karampatsos~~, Esq.

Dechert LLP
One International Place, 40th Floor
~~100 Oliver~~1900 K Street, NW
~~Boston, MA 02110~~Washington, DC 20006
~~thomas.friedmann~~harry.pangas@dechert.com
philip.hinkle@dechert.com
~~alexander.karampatsos@dechert.com~~
THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~62~~71 PAGES.

TABLE OF CONTENTS

EXHIBITS

Exhibit A   Resolutions of the Initial Funds

Exhibit B   Verifications

Exhibit C   Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF **Sound Point Alternative Income Fund** **Felicitas Private Markets Fund** **Skypoint Capital Advisors, LLC** **1380 W. Paces Ferry Road, Suite 2180** **Atlanta, GA 30327** ~~Eagle Point Enhanced Income Trust~~ ~~Eagle Point Institutional Income Fund~~ ~~Eagle Point Credit Management LLC~~ ~~Eagle Point Enhanced Income Management LLC~~ ~~600 Steamboat Road, Suite 202~~ ~~Greenwich, CT 06830~~ Investment Company Act of 1940 File No. ~~812-15553~~812-[ ]	~~FIRST AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I. THE PROPOSAL

~~Eagle~~Sound Point ~~Enhanced~~Alternative Income ~~Trust~~Fund ("~~EPEIT~~SPAIF") is a newly organized Delaware statutory trust that ~~operates as a continuously offered, registered non-diversified, closed-end management investment company and as an interval fund. EPEIT is advised by Eagle Point Enhanced Income Management LLC (the "EPEIM Adviser"). Eagle Point Institutional Income Fund ("EPIIF" and together with EPEIT, the "Initial Funds") is a Delaware statutory trust~~is registered under the Investment Company Act of 1940, as amended (the "1940 Act")~~,~~ and will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. Felicitas Private Markets Fund ("FPMF," and together with SPAIF, the "Initial Funds") is a Delaware statutory trust registered under the 1940 Act that currently operates as a continuously offered, non-diversified, closed-end management investment company that provides periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ~~EPIIF~~ Each of SPAIF and FPMF is advised by ~~Eagle Point Credit Management LLC (the "EPCM Adviser" and including the EPEIM Adviser, each an "Adviser" and together, the "Advisers"). EPEIT, EPIIF and the Advisers~~Skypoint Capital Advisors, LLC (the "Adviser"). The Initial Funds and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Funds to issue multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which an Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act (each, a "Future Fund," and together with the Initial Funds, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~amended and restated~~ application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. The Order would supersede an exemptive order issued by the Commission on April 10, 2024 (the "Prior Order") granting certain of the Applicants certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.[4]

~~EPEIT~~SPAIF has filed ~~Pre-Effective Amendment No. 2 to~~ its initial registration statement on Form N-2 on ~~March 28~~August 6, 2024 (File Nos. ~~333-274966~~333-281320 and ~~811-23909~~811-23990), seeking to register three classes of common shares of beneficial interest ("Shares") under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act")~~. EPIIF continuously offers its Shares in connection with its registration statement (File Nos. 333-261444 and 811-23758), which was declared effective on April 18, 2022.~~, each with its own fee and expense structure. If the requested relief is granted, ~~EPEIT intends to offer Class AA, Class A, Class C and Class I Shares and EPIIF may offer additional classes of shares, with each class having its own fee and expense structure. Each Initial Fund may offer additional classes of Shares, with each class having its own fee and expense structure.~~ SPAIF anticipates making a continuous public offering of classes of Shares designated "Class I Shares," "Class Y Shares" and "Class A Shares." SPAIF will only offer one class of Shares, the Class I Shares, until receipt of the requested relief. It is currently contemplated that SPAIF's Class I Shares will not be subject to expenses such as distribution or shareholder servicing fees but may be subject to an early repurchase fee. SPAIF's Class Y Shares and Class A Shares may be subject to other expenses, including a distribution and service fee and an early repurchase fee.

FPMF filed an initial Registration Statement on Form N-2 that was declared effective on November 30, 2023 and commenced operations on July 1, 2023. FPMF relies on the Prior Order to continuously offer and sell two classes of Shares designated as "Class Y Shares" and "Class I Shares," each registered under the 1940 Act and the Securities Act and each with its own fee and expense structure. FPMF's Class Y Shares are not subject to expenses such as distribution fees or shareholder servicing fees but may be subject to an early repurchase fee. FPMF's Class I Shares are subject to expenses such as a shareholder servicing fee and an early repurchase fee.

Additional offerings by ~~any Fund~~the Initial Funds relying on the Order may be on a private placement or public offering basis. ~~The Initial Funds~~SPAIF will only offer one class of Shares until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of ~~EPEIT~~SPAIF and ~~EPIIF~~FPMF (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4] Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Investment Co. Rel. Nos. 35154 (March 15, 2024) (notice) and 35169 (April 10, 2024) (order). FPMF relies on the Prior Order in order to issue multiple classes of shares but will not rely on the Prior Order if the Order is granted.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").~~[4]~~[5] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II. STATEMENT OF FACTS

A. Initial Funds

~~EPEIT~~SPAIF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ~~EPEIT's primary investment objective is~~SPAIF's objectives are to seek to generate ~~high~~ current income~~, with a secondary objective to generate capital gains. EPEIT invests in a broad range of income-oriented assets, including portfolio debt securities, strategic credit investments, and~~ and to provide attractive risk-adjusted returns across varying market cycles. SPAIF seeks to achieve its investment objectives by investing in a broadly constructed portfolio of liquid, private and structured credit strategies. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in alternative income-producing credit and income instruments across any of the following strategies: (i) liquid credit (including broadly syndicated loans and tradable high yield bonds ("junk" bonds)) (the "Liquid Credit Strategy"), (ii) private credit (including directly originated corporate loans (i.e., direct lending), such as first-lien senior debt and unitranche facilities, as well as asset-based loans and real estate credit) (the "Private Credit Strategy"), and (iii) structured credit (including equity and ~~junior~~ debt tranches of collateralized loan obligations~~. EPEIT's~~ ("CLOs")) (the "Structured Credit Strategy" and collectively with the Liquid Credit Strategy and Private Credit Strategy, the "Alternative Income Investments"). The Fund's Alternative Income Investments are income-producing credit and income instruments whose yields and/or expected returns are higher than investment-grade fixed-income securities and provide exposure to a range of alternative credit sectors (tradeable high yield, structured credit, and private credit) and borrower segments historically accessible primarily to institutional or high net-worth investors through private fund instruments (i.e., instruments that are "alternative income-producing credit and income instruments"). The Fund's allocation to the foregoing ~~categories of investments~~strategies will vary over time. The Fund may invest a portion of its assets in other income-generating instruments, including, but not limited to, stressed and distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities and government and municipal obligations. In addition, the Fund may invest a portion of its assets in foreign instruments and illiquid and restricted securities. The Fund expects to invest a significant portion of the Alternative Income Investments in senior, secured and floating rate credit instruments, which the Sub-Adviser believes have the potential to mitigate credit and interest rate risks. The Fund's portfolio will be broadly constructed in respect of the Alternative Income Investments, as well as by collateral type, industries and end-borrowers, among other attributes, and positioned to take advantage of market inefficiencies and attractive relative value opportunities.

~~EPIIF~~FPMF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that provides periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. ~~EPIIF's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. EPIIF invests primarily in equity and junior debt tranches of collateralized loan obligations that are collateralized by a portfolio consisting primarily of U.S. first lien, floating rate senior secured loans with a large number of distinct underlying borrowers across various industry sectors and ratings that are below investment grade. EPIIF may also invest in other related securities and instruments or other securities and investments that the EPCM Adviser believes are consistent with EPIIF's investment objectives, including senior debt tranches of collateralized loan obligations, loan accumulation facilities, securities issued by other securitization vehicles (such as credit-linked~~

~~[4]~~[5] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~notes, collateralized bond obligations, and revolver collateralized loan obligations), senior secured loans, corporate bonds and synthetic investments, such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions. The amount invested in other securities and instruments, which may include investments in debt and other securities issued by collateralized loan obligations collateralized by non-U.S. loans and securities of other collective investment vehicles, will vary from time to time based on the EPCM Adviser's assessment of prevailing market conditions.~~FPMF relies on the Prior Order to continuously offer and sell Class Y and Class I Shares. FPMF's investment objective is to deliver a combination of yield and capital appreciation. FPMF seeks its investment objective through a portfolio of private equity, private credit and real estate investments ("private assets"). Under normal circumstances, FPMF seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in "private assets" ("80% Policy"). For purposes of this 80% Policy, private assets include: (i) investments in general or limited partnerships, funds, corporations, trusts, closed-end funds (including, without limitation, funds-of-funds) (together, "Investment Funds") that are managed by independent investment managers, *i.e.*, investment advisers unaffiliated with the Advisers (each, an "Underlying Manager" and collectively, the "Underlying Managers"); (ii) secondary investments in Investment Funds managed by Underlying Managers; (iii) co-investment vehicles that invest alongside Investment Funds; and (iv) other direct investments in the equity or debt of a company, which are not generally available to unaccredited investors (each, a "Direct Investment" and together with the Investment Funds, the "Investments"). Investment Funds are limited to (i) private funds (*e.g.*, exempt under Section 3(c)(1) or 3(c)(7) from registration under the Investment Company Act), or (ii) registered investment companies and non-traded business development companies that invest at least 80% of their assets in "private assets" that are only available to accredited investors. FPMF does not invest directly in real estate but may invest in real estate indirectly through Investment Funds. FPMF's investments also include direct investments in equity or debt alongside private equity funds and firms, and FPMF may provide debt or preferred equity financing to other companies, institutions, funds, or fund managers. FPMF invests primarily in Investment Funds and to a lesser extent in co-investments and direct investments.

If the relief requested herein is granted, ~~EPEIT~~SPAIF intends to offer Class ~~AA,~~I Shares, Class Y Shares and Class A~~, Class C and Class I~~ Shares pursuant to a continuous public offering, and ~~EPIIF~~FPMF may offer additional classes of shares as discussed above pursuant to a continuous public offering.

As noted above, ~~EPEIT~~SPAIF operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act, and ~~EPIIF~~FPMF provides periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.[~~5~~6] Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[~~6~~7]

[~~5~~6] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[~~6~~7] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   ~~Advisers~~Adviser

~~EPEIM~~The Adviser is a Delaware limited liability company that is ~~under common control with the EPCM Adviser. EPEIM Adviser is~~ a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves or will serve as investment adviser to ~~EPEIT~~SPAIF and FPMF pursuant to an investment management agreement (the "~~EPEIT~~SPAIF Investment Management Agreement"~~),~~ and "FPMF Investment Management Agreement," respectively, and each an "Advisory Agreement"), each of which has been or is expected to be approved by the ~~Board~~Boards of Trustees of ~~EPEIT~~each Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of ~~EPEIT~~each Initial Fund, and by ~~EPEIT's~~each Initial Fund's initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act.

~~EPCM Adviser is a Delaware limited liability company that is indirectly wholly owned by Eagle Point Holdings LP. EPCM Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to EPIIF pursuant to an investment management agreement (the "EPIIF Investment Management Agreement"), which has been approved by the Board of Trustees of EPIIF, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of EPIIF, and by EPIIF's initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act.~~

Under the terms of each Advisory Agreement, the Adviser will select and contract with one or more investment subadvisers to manage the investments and determine the composition of the assets of each Initial Fund (each a "Subadviser" and collectively, the "Subadvisers"); provided, that any contract with a Subadviser (a "Subadvisory Agreement") shall be in compliance with and approved as required by the 1940 Act, except for such exemptions therefrom as may be granted to any Initial Fund or the Adviser. Subject always to the direction and control of each Initial Fund's Board of Trustees (with respect to each Initial Fund, the "Board"), the Adviser will monitor each Subadviser's management of each Initial Fund's investment operations in accordance with the investment objectives and related investment policies, as set forth in each Initial Fund's registration statement, and review and report to the Board on the performance of such Subadviser.

The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the ~~EPEIT~~SPAIF Investment Management Agreement and ~~EPIIF~~FPMF Investment Management Agreement. ~~EPEIM Adviser and EPCM~~The Adviser will be responsible for managing the investment activities of ~~EPEIT~~SPAIF and ~~EPIIF~~FPMF, respectively, and the business affairs of ~~EPEIT~~SPAIF and ~~EPIIF~~FPMF, respectively.

C.   Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III.   EXEMPTIONS REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[78] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and

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[78]   Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text."

purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[~~8~~9] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[~~9~~10]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[~~10~~11] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[~~11~~12] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~12~~13] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[~~13~~14]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~14~~15] Nonetheless, while the prime rate funds created the model for innovation in this area,

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~~8~~9 SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.
~~9~~10 *Id.* at 424.
~~10~~11 *Id.* at 439-40.
~~11~~12 *Id.* at 424.
~~12~~13 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").
~~13~~14 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.
~~14~~15 *Protecting Investors*, at 439-40; Proposing Release, at 27.

developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, Eagle Point Enhanced Income Trust, Goldman Sachs Private Credit Corp., Aether Infrastructure & Natural Resources Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, MainStay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, and Oxford Park Income Fund, Inc.~~, Jackson Credit Opportunities Fund, Eaton Vance Floating-Rate Opportunities Fund, Brookfield Infrastructure Income Fund, Inc., and Cantor Fitzgerald Sustainable Infrastructure Fund.~~[~~15~~16]

> **B.** **Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act**

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[~~16~~17] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful

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[~~15~~16] *See, e.g.,* Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. Nos. 35205 (May 28, 2024) (notice) and 35219 (June 25, 2024) (order); Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P., Investment Co. Rel. Nos. 35188 (May 7, 2024) (notice) and 35212 (June 5, 2024) (order); Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund, et al., Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund, et al., Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund, et al., Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); MainStay MacKay Municipal Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); and Oxford Park Income Fund, Inc., et al., Investment Co. Rel. Nos. 35052 (November 21, 2023) (notice) and 35069 (December 19, 2023) (order)~~; Jackson Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35051 (November 17, 2023) (notice) and 35066 (December 12, 2023) (order); Eaton Vance Floating Rate Opportunities Fund, et al., Investment Co. Rel. Nos. 35040 (October 25, 2023) (notice) and 35054 (November 21, 2023) (order); Brookfield Infrastructure Income Fund, Inc., et al., Investment Co. Rel. Nos. 35033 (October 18, 2023) (notice) and 35048 (November 14, 2023) (order); and Cantor Fitzgerald Sustainable Infrastructure Fund, et al., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order)~~.

[~~16~~17] Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[17][18] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

> "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two

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[17][18] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

9

or more classes of shares representing interests in the same portfolio,~~18~~19 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~19~~20

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.~~20~~21 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its

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~~18~~19 *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

~~19~~20 *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

~~20~~21 *See* Eagle Point Enhanced Income Trust, supra note 16; Goldman Sachs Private Credit Corp., supra note 16; Aether Infrastructure & Natural Resources Fund, supra note 16; Coller Secondaries Private Equity Opportunities Fund, supra note 16; Axxes Private Markets Fund, supra note ~~15~~16; AMG Pantheon Credit Solutions Fund, supra note ~~15~~16; AB CarVal Opportunistic Credit Fund, supra note ~~15~~16; Octagon XAI CLO Income Fund, supra note ~~15~~16; MainStay MacKay Municipal Income Opportunities Fund, supra note ~~15~~16; CAZ Strategic Opportunities Fund, supra note ~~15~~16; Meketa Infrastructure Fund, supra note ~~15~~16; and Oxford Park Income Fund, Inc., supra note ~~15; Jackson Credit Opportunities Fund, supra note 15; Eaton Vance Floating-Rate Opportunities Fund, supra note 15; Brookfield Infrastructure Income Fund, Inc., supra note 15; and Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 15~~16.

prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[21][22] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[22][23] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[23][24] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[24][25] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[25][26] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Eagle Point Enhanced Income Trust, Goldman Sachs Private Credit Corp., Aether Infrastructure & Natural Resources Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, MainStay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, and Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund, Eaton Vance Floating Rate Opportunities Fund, Brookfield Infrastructure Income Fund, Inc., and Cantor Fitzgerald Sustainable Infrastructure Fund.[26][27] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional

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[21][22] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[22][23] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[23][24] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[24][25] "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

[25][26] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

[26][27] *See* supra note [15]16.

equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[~~27~~28] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[~~28~~29]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[~~29~~30] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of each Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[~~30~~31] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid

[~~27~~28] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[~~28~~29] *Id.*

[~~29~~30] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[~~30~~31] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[~~31~~32] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[~~32~~33] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[~~33~~34] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[~~34~~35] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class

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[~~31~~32] *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[~~32~~33] *See* supra note ~~15~~16.

[~~33~~34] Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[~~34~~35] *Id*.

of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35][36] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36][37]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

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[35][36] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36][37] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37][38] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38][39]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

> Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[39][40]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational

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[37][38] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[38][39] *Id.*
[39][40] *See* supra note ~~15~~16.

documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Funds are attached as <u>Exhibit A</u> to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as <u>Exhibit B</u> to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as <u>Exhibit C</u>.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

<p align="center">*[Signature Page Follows]*</p>

Dated: ~~April 9~~August 19, 2024

~~EAGLE~~SOUND POINT ~~ENHANCED~~ALTERNATIVE INCOME ~~TRUST~~FUND

By: /s/ ~~Kenneth P. Onorio~~Brian Smith
Name: ~~Kenneth P. Onorio~~Brian Smith
Title: ~~Chief Financial Officer~~Trustee

Dated: ~~April 9~~August 19, 2024

~~EAGLE POINT INSTITUTIONAL INCOME~~FELICITAS PRIVATE MARKETS FUND

By: /s/ ~~Kenneth P. Onorio~~Brian Smith
Name: ~~Kenneth P. Onorio~~Brian Smith
Title: ~~Chief Financial Officer~~President

~~Dated: April 9, 2024~~

~~EAGLE POINT ENHANCED INCOME MANAGEMENT LLC~~

~~By: /s/ Kenneth P. Onorio~~
~~Name: Kenneth P. Onorio~~
~~Title: Chief Financial Officer~~

Dated: ~~April 9~~August 19, 2024

~~EAGLE POINT CREDIT MANAGEMENT~~SKYPOINT CAPITAL ADVISORS, LLC

By: /s/ ~~Kenneth P. Onorio~~Brian Smith
Name: ~~Kenneth P. Onorio~~Brian Smith
Title: Chief ~~Financial~~Executive

EXHIBIT A

~~Resolutions of the Boards of Trustees of~~
~~Eagle Point Enhanced Income Trust and Eagle Point Institutional Income Fund~~

~~**RESOLVED**, that the appropriate officers and agents of EPIIF and EPEIT be, and hereby are, authorized, empowered and directed on behalf of EPIIF and EPEIT, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to such application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and~~

~~**RESOLVED**, that any officer or trustee of EPIIF and EPEIT, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.~~

Resolutions of each Initial Fund

Written Consent of the Initial Trustee of Sound Point Alternative Income Fund

The undersigned, being the Initial Trustee of Sound Point Alternative Income Fund, a Delaware statutory trust (the "Trust"), upon due consideration does hereby approve, adopt and consent to the following resolutions as acts of the Trust, which shall for all purposes be treated as actions taken pursuant to a vote at a meeting of the Board of Trustees:

NOW THEREFORE BE IT RESOLVED, that the filing of an application requesting an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order") be, and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file any further amendments to the application with the SEC to request the Order; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

Resolutions of the Board of Trustees of Felicitas Private Markets Fund

WHEREAS,	that the Fund received an order from the SEC on April 10, 2024 granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Section 6(c) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Existing Order");
NOW THEREFORE BE IT RESOLVED,	that the Board hereby approves of the filing of an application requesting an order from the SEC that would supersede the Existing Order pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order"); and
FURTHER RESOLVED,	that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file any further amendments to the application with the SEC to request the Order; and
FURTHER RESOLVED,	that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

EXHIBIT B
Verifications

~~The undersigned states that he has duly executed the attached Application dated April 9, 2024 for and on behalf of Eagle Point Enhanced Income Trust in his capacity as the chief financial officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~


~~**Eagle Point Enhanced Income Trust**~~

~~By: /s/ Kenneth P. Onorio~~
~~Name: Kenneth P. Onorio~~
~~Title: Chief Financial Officer~~


The undersigned states that he has duly executed the attached Application dated ~~April 9~~August 19, 2024 for and on behalf of ~~Eagle~~Sound Point ~~Institutional~~Alternative Income Fund in his capacity as the ~~chief financial officer~~Initial Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Eagle~~Sound Point ~~Institutional~~Alternative Income Fund

By: /s/ ~~Kenneth P. Onorio~~Brian Smith
Name: ~~Kenneth P. Onorio~~Brian Smith
Title: ~~Chief Financial Officer~~ Trustee

The undersigned states that he has duly executed the attached Application dated ~~April 9~~August 19, 2024 for and on behalf of ~~Eagle Point Enhanced Income Management LLC~~Felicitas Private Markets Fund in his capacity as the ~~chief financial officer~~President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Eagle Point Enhanced Income Management LLC~~
Felicitas Private Markets Fund

By: /s/ ~~Kenneth P. Onorio~~Brian Smith
Name: ~~Kenneth P. Onorio~~Brian Smith
Title: ~~Chief Financial Officer~~President

The undersigned states that he has duly executed the attached Application dated ~~April 9~~August 19, 2024 for and on behalf of ~~Eagle Point Credit Management~~Skypoint Capital Advisors, LLC in his capacity as the Chief ~~financial~~Executive Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Eagle Point Credit Management~~Skypoint Capital

Advisors, LLC

By: /s/ ~~Kenneth P. Onorio~~Brian Smith

        Name: ~~Kenneth P. Onorio~~Brian Smith

        Title: Chief ~~Financial~~Executive Officer

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3).

**AS FILED WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION
ON ~~NOVEMBER 15~~AUGUST 19, ~~2023~~2024**

~~File No. 812-15509~~File No. 812-[ ]

**UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

~~Amended and Restated~~ Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

**~~CAZ STRATEGIC OPPORTUNITIES~~SOUND POINT ALTERNATIVE INCOME FUND
FELICITAS PRIVATE MARKETS FUND
SKYPOINT CAPITAL ADVISORS, LLC
~~CAZ INVESTMENTS REGISTERED ADVISER LLC~~**

~~One Riverway, Suite 2000~~
~~Houston, TX 77056~~1380 W. Paces Ferry Road, Suite 2180
Atlanta, GA 30327
(404)-759-3845

Please direct all communications regarding this application to:

~~Christopher Alan Zook~~
~~CAZ Strategic Opportunities Fund~~
~~One Riverway, Suite 2000~~
~~Houston, TX 77056~~
~~(713) 403-8250~~
~~caz@cazinvestments.com~~

Brian Smith
c/o Skypoint Capital Advisors, LLC
1380 W. Paces Ferry Road, Suite 2180
Atlanta, GA 30327
bsmith@skypointfunds.com

Copies to:
~~Thomas Friedmann~~
~~Matthew Carter~~
~~Alexander Karampatsos~~
~~Dechert LLP~~Harry S. Pangas, Esq.
~~One International Place, 40th Floor~~

~~100 Oliver Street~~
~~Boston, MA 02110-2605~~
~~thomas.friedmann@dechert.com~~
~~matthew.carter@dechert.com~~
~~alexander.karampatsos@dechert.com~~

Philip T. Hinkle, Esq.
Dechert LLP
One International Place, 40th Floor
1900 K Street, NW
Washington, DC 20006
harry.pangas@dechert.com
philip.hinkle@dechert.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~[62]~~71 PAGES.

TABLE OF CONTENTS

EXHIBITS

Exhibit A   Resolutions of the Initial Funds

Exhibit B   Verifications

Exhibit C   Marked Copies of the Application Showing Changes from the Final Versions of the Two
              Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF ~~**CAZ Strategic Opportunities**~~**Sound Point Alternative Income** **Fund** **Felicitas Private Markets Fund** **Skypoint Capital Advisors, LLC** **1380 W. Paces Ferry Road, Suite 2180** **Atlanta, GA 30327** ~~**CAZ Investments Registered Adviser LLC**~~ ~~**One Riverway, Suite 2000**~~ ~~**Houston, TX 77056**~~ **Investment Company Act of 1940 File No.** ~~**812-15509**~~**812-[ ]**	~~**AMENDED AND RESTATED**~~ **APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS**

I. THE PROPOSAL

~~CAZ Strategic Opportunities~~Sound Point Alternative Income Fund (~~the "Initial Fund~~SPAIF") is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "1940 Act") and will operate as a continuously offered, ~~registered~~ non-diversified, closed-end management investment company that ~~intends to provide~~will be operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. Felicitas Private Markets Fund ("FPMF," and together with SPAIF, the "Initial Funds") is a Delaware statutory trust registered under the 1940 Act that currently operates as a continuously offered, non-diversified, closed-end management investment company that provides periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). ~~The Initial Fund will be~~ Each of SPAIF and FPMF is advised by ~~CAZ Investments Registered Adviser~~Skypoint Capital Advisors, LLC (the "Adviser"). The Initial ~~Fund~~Funds and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial ~~Fund~~Funds to issue multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which ~~the~~an Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund pursuant to Rule

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of SPAIF and FPMF (or any other registered closed-end management investment company relying on the requested order).

[2] ~~As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of SPAIF and FPMF (or any other registered closed-end management investment company relying on the requested order)~~

1

23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act (each, a "Future Fund," and together with the Initial ~~Fund~~Funds, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~amended and restated~~ application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. The Order would supersede an exemptive order issued by the Commission on April 10, 2024 (the "Prior Order") granting certain of the Applicants certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.[4]

~~The Initial Fund~~SPAIF has filed ~~an~~its initial registration statement on Form N-2 ~~("Initial Registration Statement"~~on August 6, 2024 (File Nos. 333-281320 and 811-23990), seeking to register three classes of common shares of beneficial interest~~,~~ ("~~Class A Shares," "Class D~~ Shares"~~ and "Class I Shares,"~~) under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, ~~the Initial Fund~~SPAIF anticipates making a continuous public offering of ~~its Class A, Class D and~~ classes of Shares designated "Class I Shares~~.~~," "Class Y Shares" and "Class A Shares." SPAIF will only offer one class of Shares, the Class I Shares, until receipt of the requested relief. It is currently contemplated that SPAIF's Class I Shares will not be subject to expenses such as distribution or shareholder servicing fees but may be subject to an early repurchase fee. SPAIF's Class Y Shares and Class A Shares may be subject to other expenses, including a distribution and service fee and an early repurchase fee.

FPMF filed an initial Registration Statement on Form N-2 that was declared effective on November 30, 2023 and commenced operations on July 1, 2023. FPMF relies on the Prior Order to continuously offer and sell two classes of Shares designated as "Class Y Shares" and "Class I Shares," each registered under the 1940 Act and the Securities Act and each with its own fee and expense structure. FPMF's Class Y Shares are not subject to expenses such as distribution fees or shareholder servicing fees but may be subject to an early repurchase fee. FPMF's Class I Shares are subject to expenses such as a shareholder servicing fee and an early repurchase fee.

Additional offerings by ~~any Fund~~the Initial Funds relying on the Order may be on a private placement or public offering basis. ~~The Initial Fund~~SPAIF will only offer one class of Shares~~, the Class I Shares,~~ until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").~~4~~5 All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   Initial Funds

~~SPAIF and FPMF (or any other registered closed-end management investment company relying on the requested order)~~ A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4] Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Investment Co. Rel. Nos. 35154 (March 15, 2024) (notice) and 35169 (April 10, 2024) (order). FPMF relies on the Prior Order in order to issue multiple classes of shares but will not rely on the Prior Order if the Order is granted.

~~4~~5 As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

SPAIF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. SPAIF's objectives are to seek to generate current income and to provide attractive risk-adjusted returns across varying market cycles. SPAIF seeks to achieve its investment objectives by investing in a broadly constructed portfolio of liquid, private and structured credit strategies. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in alternative income-producing credit and income instruments across any of the following strategies: (i) liquid credit (including broadly syndicated loans and tradable high yield bonds ("junk" bonds)) (the "Liquid Credit Strategy"), (ii) private credit (including directly originated corporate loans (i.e., direct lending), such as first-lien senior debt and unitranche facilities, as well as asset-based loans and real estate credit) (the "Private Credit Strategy"), and (iii) structured credit (including equity and debt tranches of collateralized loan obligations ("CLOs")) (the "Structured Credit Strategy" and collectively with the Liquid Credit Strategy and Private Credit Strategy, the "Alternative Income Investments"). The Fund's Alternative Income Investments are income-producing credit and income instruments whose yields and/or expected returns are higher than investment-grade fixed-income securities and provide exposure to a range of alternative credit sectors (tradeable high yield, structured credit, and private credit) and borrower segments historically accessible primarily to institutional or high net-worth investors through private fund instruments (i.e., instruments that are "alternative income-producing credit and income instruments"). The Fund's allocation to the foregoing strategies will vary over time. The Fund may invest a portion of its assets in other income-generating instruments, including, but not limited to, stressed and distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities and government and municipal obligations. In addition, the Fund may invest a portion of its assets in foreign instruments and illiquid and restricted securities. The Fund expects to invest a significant portion of the Alternative Income Investments in senior, secured and floating rate credit instruments, which the Sub-Adviser believes have the potential to mitigate credit and interest rate risks. The Fund's portfolio will be broadly constructed in respect of the Alternative Income Investments, as well as by collateral type, industries and end-borrowers, among other attributes, and positioned to take advantage of market inefficiencies and attractive relative value opportunities.

The Initial FundFPMF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that intends to provideprovides periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund's primary investment objectives are to seek long-term capital appreciation and current income through annual distributions with less volatility than comparable public market strategies through a diversified portfolio of investments that provide access to private markets, via historically top-tier managers. The Fund intends to invest and/or commit capital primarily in a broad cross-section of private market assets across multiple strategies, geographies and asset classes. The Fund may access investment opportunities through primary fund investments, secondary fund investments, direct investments or co-investments. To maintain liquidity and to meet underlying capital calls, the Fund may also invest in liquid investments, including exchange-traded funds, equity and fixed income securities, listed vehicles with private equity exposure, business development companies, arbitrage strategies, mutual funds, and cash or cash equivalents. Under normal circumstances, the Fund expects to invest up to 20% of its assets in such liquidFPMF relies on the Prior Order to continuously offer and sell Class Y and Class I Shares. FPMF's investment objective is to deliver a combination of yield and capital appreciation. FPMF seeks its investment objective through a portfolio of private equity, private credit and real estate investments ("private assets"). Under normal circumstances, FPMF seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in "private assets" ("80% Policy"). For purposes of this 80% Policy, private assets include: (i) investments in general or limited partnerships, funds, corporations, trusts, closed-end funds (including, without limitation, funds-of-funds) (together, "Investment Funds") that are managed by independent investment managers, i.e., investment advisers unaffiliated with the Advisers (each, an "Underlying Manager" and collectively, the "Underlying Managers"); (ii) secondary investments in Investment Funds managed by Underlying Managers; (iii) co-investment vehicles that invest alongside Investment Funds; and (iv) other direct investments in the equity or debt of a company, which are not generally available to unaccredited investors (each, a "Direct Investment" and together with the Investment Funds, the "Investments"). Investment Funds are limited to (i) private funds (e.g., exempt under Section 3(c)(1) or 3(c)(7) from registration under the Investment Company Act), or (ii) registered investment companies and non-traded business development companies that invest at least 80% of their assets in "private assets" that are

only available to accredited investors. FPMF does not invest directly in real estate but may invest in real estate indirectly through Investment Funds. FPMF's investments also include direct investments in equity or debt alongside private equity funds and firms, and FPMF may provide debt or preferred equity financing to other companies, institutions, funds, or fund managers. FPMF invests primarily in Investment Funds and to a lesser extent in co-investments and direct investments.

If the relief requested herein is granted, ~~the Initial Fund~~SPAIF intends to offer Class ~~A~~I Shares, Class ~~D~~Y Shares and Class ~~I~~A Shares pursuant to a continuous public offering, and FPMF may offer additional classes of shares as discussed above pursuant to a continuous public offering.

As noted above, ~~the Initial Fund intends to provide~~SPAIF operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act, and FPMF provides periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders.[~~5~~6] Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[~~6~~7]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B. Adviser

[~~5~~6] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[~~6~~7] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

The Adviser is a Delaware limited liability company that is a ~~subsidiary of CAZ Investments LP. The Adviser is a~~ registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves or will serve as investment adviser to ~~the Initial Fund~~SPAIF and FPMF pursuant to an investment management agreement (the "SPAIF Investment Management Agreement"~~),~~ and "FPMF Investment Management Agreement," respectively, and each an "Advisory Agreement"), each of which has been or is expected to be approved by the ~~Board~~Boards of Trustees of ~~the~~each Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of ~~the~~each Initial Fund, and by ~~the~~each Initial Fund's initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act.

Under the terms of each Advisory Agreement, the Adviser will select and contract with one or more investment subadvisers to manage the investments and determine the composition of the assets of each Initial Fund (each a "Subadviser" and collectively, the "Subadvisers"); provided, that any contract with a Subadviser (a "Subadvisory Agreement") shall be in compliance with and approved as required by the 1940 Act, except for such exemptions therefrom as may be granted to any Initial Fund or the Adviser. Subject always to the direction and control of each Initial Fund's Board of Trustees (with respect to each Initial Fund, the "Board"), the Adviser will monitor each Subadviser's management of each Initial Fund's investment operations in accordance with the investment objectives and related investment policies, as set forth in each Initial Fund's registration statement, and review and report to the Board on the performance of such Subadviser.

The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the SPAIF Investment Management Agreement and FPMF Investment Management Agreement. The Adviser will be responsible for managing the investment activities of ~~the Initial Fund and the Initial Fund's~~SPAIF and FPMF, respectively, and the business affairs of SPAIF and FPMF, respectively.

C. Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7][8] within the meaning of Section 18(g) of

the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

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[7][8] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text."

C. Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8][9] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[9][10]

[8][9] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.
[9][10] *Id.* at 424.

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~[10]~~[11] The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~[11]~~[12] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~[12]~~[13] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~[13]~~[14]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.~~[14]~~[15] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, ~~Alpha Alternative Assets Fund, Polen Credit~~Eagle Point Enhanced Income Trust, Goldman Sachs Private Credit Corp., Aether Infrastructure & Natural Resources Fund, Coller Secondaries Private Equity Opportunities Fund, ~~SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan~~Axxes Private Markets Fund, ~~Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy~~AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, ~~Monachil Credit~~Octagon XAI CLO Income Fund, ~~and Cantor Fitzgerald Sustainable~~MainStay MacKay Municipal

~~10~~ 11 *Id.* at 439-40.

~~11~~ 12 *Id.* at 424.

~~12~~ 13 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~13~~ 14 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~14~~ 15 *Protecting Investors*, at 439-40; Proposing Release, at 27.

Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund.[15], and Oxford Park Income Fund, Inc.[16]

        B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[16][17] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful

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[15] *See, e.g.,* Alpha Alternative Assets Fund, et al., Investment Co. Rel. Nos. 34966 (July 27, 2023) (notice) and 34989 (August 22, 2023) (order); Polen Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 34967 (July 27, 2023) (notice) and 34988 (August 22, 2023) (order); SEI Alternative Income Fund, et al., Investment Co. Rel. Nos. 34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Company Act Release Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund et al, Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Cadre Horizon Fund, Inc. et al, Investment Co. Rel. Nos. 34801 (January 10, 2023) (notice) and 34826 (February 7, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order); and Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order).

[16] *See, e.g.,* Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. Nos. 35205 (May 28, 2024) (notice) and 35219 (June 25, 2024) (order); Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P., Investment Co. Rel. Nos. 35188 (May 7, 2024) (notice) and 35212 (June 5, 2024) (order); Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund, et al., Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund, et al., Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund, et al., Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); MainStay MacKay Municipal Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); and Oxford Park Income Fund, Inc., et al., Investment Co. Rel. Nos. 35052 (November 21, 2023) (notice) and 35069 (December 19, 2023) (order).

[16][17] Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[17][18] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

> "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two

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[17][18] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

or more classes of shares representing interests in the same portfolio,[~~18~~19] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[~~19~~20]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[~~20~~21] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the

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[~~18~~19]   *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[~~19~~20]   *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[~~20~~21]   *See* ~~Alpha Alternative Assets Fund, supra note 15; Polen Credit~~Eagle Point Enhanced Income Trust, supra note 16; Goldman Sachs Private Credit Corp., supra note 16; Aether Infrastructure & Natural Resources Fund, supra note 16; Coller Secondaries Private Equity Opportunities Fund, supra note ~~15; SEI Alternative Income Fund, et al, supra note 15; Nomura Alternative Income Fund, supra note 15; Pender Real Estate Credit Fund, supra note 15; JPMorgan~~16; Axxes Private Markets Fund, supra note ~~15; Forum Real Estate~~16; AMG Pantheon Credit Solutions Fund, supra note 16; AB CarVal Opportunistic Credit Fund, supra note 16; Octagon XAI CLO Income Fund, supra note ~~15; Cadre Horizon Fund~~16; MainStay MacKay Municipal Income Opportunities Fund, supra note 16; CAZ Strategic Opportunities Fund, supra note 16; Meketa Infrastructure Fund, supra note 16; and Oxford Park Income Fund, Inc., supra note ~~15; Fidelity Multi-Strategy Credit Fund, supra note 15; Monachil Credit Income Fund, supra note 15; and Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 15~~16.

need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~21~~22 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports~~22~~23 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~23~~24 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.~~24~~25 In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds~~25~~.26 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Alpha Alternative Assets Fund, Polen Credit~~Eagle Point Enhanced Income Trust, Goldman Sachs Private Credit Corp., Aether Infrastructure & Natural Resources Fund, Coller Secondaries Private Equity Opportunities Fund, ~~SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan~~Axxes Private Markets Fund, ~~Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy~~AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, ~~Monachil Credit~~Octagon XAI CLO Income Fund, ~~and Cantor Fitzgerald Sustainable~~MainStay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund.~~26~~, and Oxford Park Income Fund, Inc.27 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is

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~~21~~22   In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

~~22~~23   Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

~~23~~24   Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

~~24~~25   "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

~~25   Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.~~

26   Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

~~26   See supra note 15.~~

27   See supra note 16.

paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[27][28] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[28][29]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[29][30] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the~~each~~ Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

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[27] ~~See supra note 15.~~[28]   Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[28][29]   *Id*.

[29][30]   Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[30][31] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[31][32] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[32][33] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33][34] In light of these circumstances, the Commission believed that

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[30][31]   *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[31][32]   *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[32][33]   *See* supra note [15][16].

[33][34]   Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

"it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34][35] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35][36] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[36][37]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

---

[34][35]   *Id.*

[35][36]   Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[36][37]   Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[37][38] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[38][39]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

> Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

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[37][38]   *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

[38][39]   *Id.*

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~39~~40

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial ~~Fund~~Funds are attached as <u>Exhibit A</u> to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as <u>Exhibit B</u> to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as <u>Exhibit C</u>.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

~~39~~40   *See* supra note ~~15~~16.

Dated: ~~November 15~~August 19, ~~2023~~2024

~~CAZ STRATEGIC OPPORTUNITIES~~SOUND POINT ALTERNATIVE INCOME FUND

By: /s/ ~~Christopher A. Zook~~Brian Smith

Name: ~~Christopher A. Zook~~Brian Smith

Title: Trustee

~~Title: Chief Executive Officer~~

Dated: ~~November 15~~August 19, ~~2023~~2024

~~CAZ INVESTMENTS REGISTERED ADVISER LLC~~FELICITAS PRIVATE MARKETS FUND

By: /s/ ~~Christopher A. Zook~~Brian Smith

Name: Brian Smith

Title: President

Dated: August 19, 2024

SKYPOINT CAPITAL ADVISORS, LLC

By: /s/ Brian Smith

~~Name: Christopher A. Zook~~

Name: Brian Smith

Title: Chief Executive Officer

EXHIBIT A

Resolutions of each Initial Fund
~~Resolutions~~
Written Consent of the ~~Sole~~Initial Trustee of ~~CAZ Strategic Opportunities~~Sound Point Alternative Income Fund

The undersigned, being the Initial Trustee of Sound Point Alternative Income Fund, a Delaware statutory trust (the "Trust"), upon due consideration does hereby approve, adopt and consent to the following resolutions as acts of the Trust, which shall for all purposes be treated as actions taken pursuant to a vote at a meeting of the Board of Trustees:

NOW THEREFORE BE IT RESOLVED,	that ~~appropriate officers and agents of the CAZ Strategic Opportunities Fund (the "Trust") be, and hereby are, authorized, empowered and directed on behalf of the Trust, to cause to be prepared, executed and filed with the U.S. Securities and Exchange Commission an application for multiple class exemptive relief and any and all amendments to the Trust's application for multiple class exemptive relief, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof~~the filing of an application requesting an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order") be, and it hereby is, approved; and ~~be it~~
FURTHER RESOLVED,	that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file any further amendments to the application with the SEC to request the Order; and
FURTHER RESOLVED,	that ~~any officer or trustee~~the officers of the ~~Trust,~~Fund be, and each of them hereby is, authorized~~, empowered~~ and directed to ~~all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out~~take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent ~~and purpose~~ of the foregoing ~~resolution, including filing any further amendment to the Trust's application for multiple class exemptive relief~~resolutions.

Resolutions of the Board of Trustees of Felicitas Private Markets Fund

WHEREAS, that the Fund received an order from the SEC on April 10, 2024 granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Section 6(c) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Existing Order");

NOW THEREFORE BE IT RESOLVED, that the Board hereby approves of the filing of an application requesting an order from the SEC that would supersede the Existing Order pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order"); and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file any further amendments to the application with the SEC to request the Order; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

EXHIBIT B
Verifications

The undersigned states that he has duly executed the attached Application dated ~~November 15, 2023~~August 19, 2024 for and on behalf of ~~CAZ Strategic Opportunities~~Sound Point Alternative Income Fund in his capacity as the ~~chief executive officer~~Initial Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

> **~~CAZ Strategic Opportunities~~Sound Point Alternative Income Fund**
>
> By: /s/ ~~Christopher A. Zook~~Brian Smith
> ~~Name: Christopher A. Zook~~
> ~~Title: Chief Executive Officer~~Name: Brian Smith
> Title: Trustee

The undersigned states that he has duly executed the attached Application dated August 19, 2024 for and on behalf of Felicitas Private Markets Fund in his capacity as the President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

> **Felicitas Private Markets Fund**
>
> By: /s/ Brian Smith
> Name: Brian Smith
> Title: President

The undersigned states that he has duly executed the attached Application dated ~~November 15, 2023~~August 19, 2024 for and on behalf of ~~CAZ Investments Registered Adviser~~Skypoint Capital Advisors, LLC in his capacity as the Chief Executive Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

> **~~CAZ Investments Registered Adviser~~Skypoint Capital Advisors, LLC**
>
> By: /s/ ~~Christopher A. Zook~~Brian Smith
> ~~Name: Christopher A. Zook~~
> Name: Brian Smith
> Title: Chief Executive Officer

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3).

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 8/16/2024 6:10:37 PM	
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